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Exhibit 12.1

Statement of Computation of Ratios
of Earnings to Fixed Charges
(in thousands)

	Three months ended March 31,	For the year ended December 31,
	2004	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(11,711)	$(97,001)	$(144,309)	$(118,191)	$(52,277)	$(7,006)
Add fixed charges	3,729	11,981	11,780	6,966	270	186

Earnings as defined	$(7,982)	$(85,020)	$(132,529)	$(111,225)	$(52,007)	$(6,820)

Fixed charges:
Interest expense & amortization of debt issuance costs	$3,103	$9,660	$9,586	$4,772	$191	$186
Estimated interest component of rent expense	626	2,321	2,194	2,194	79	—

Total fixed charges	$3,729	$11,981	$11,780	$6,966	$270	$186

Ratio of earnings to fixed charges	Note(i )	Note(i )	Note(i )	Note(i )	Note(i )	Note(i )

(i)
Earnings, as defined, were insufficient to cover fixed charges by $11.7 million, $97.0 million, $144.3 million, $118.2 million, $52.3 million and $7.0 million for the three month period ended March 31, 2004, and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

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Statement of Computation of Ratios of Earnings to Fixed Charges (in thousands)